

July 19, 2011

Via U.S. Mail
Mr. John W. Casella
Chairman and Chief Executive Officer
Casella Waste Systems, Inc.
25 Greens Hill Lane
Rutland, VT 05701

> **Re: Casella Waste Systems, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 24, 2011**
> **File No. 333-175107**

Dear Mr. Casella:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1. For the depositary shares, counsel must opine that holders of the securities will be entitled to the rights afforded to them under the depositary agreement. Please revise.

2. Provide written confirmation that counsel concurs with our understanding that the reference to the General Corporation Law of the State of Delaware in the eighth paragraph includes the statutory provisions, including judicial decisions interpreting those laws.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Act and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the registered securities.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: <u>Via Facsimile</u>
       Jeffrey A. Stein, Esq.
       Erika L. Robinson, Esq.
       Wilmer Cutler Pickering Hale and Dorr LLP
       60 State Street
       Boston, MA 02109